SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 7)


                                  PRAB, INC.
------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock $.10 Par Value
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 739413 10 2
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                                (CUSIP Number)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No       739413 10 02
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1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
       Persons              John J. Wallace
                            ###-##-####

2)     Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) [ ]
       (b) [ ]

3)     SEC Use Only

4)     Citizenship or Place of Organization        United States Citizen

Number of
 Shares       (5)    Sole Voting Power            356,424
Beneficially
 Owned by     (6)    Shared Voting Power                0
 Each
 Reporting    (7)    Sole Dispositive Power       356,424
 Person
 With         (8)    Shared Dispositive Power           0

9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                    356,424

10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)           X

11)    Percent of Class Represented by Amount in Row 9
                                       20.3%

12)    Type of Reporting Person (See Instructions)              IN

                                  Item 1(a)

Name of Issuer:              Prab, Inc

                                  Item 1(b)

Address of Issuer's Principal Executive Offices:
                              5944 E. Kilgore Road,
                              Kalamazoo, Michigan

                                  Item 2(a)

Name of Person Filing:       John J. Wallace

                                  Item 2(b)

Address of Principal Business Offices or, if none, Residence:
                              5944 E. Kilgore Road,
                              Kalamazoo, Michigan

                                  Item 2(c)

Citizenship:   United States

                                  Item 2(d)

Title of Class of Securities:       Common Stock, $.10 par value

                                  Item 2(e)

CUSIP Number:         739413 10 2

                                    Item 3

Not Applicable

                                    Item 4

    (a)    Amount Beneficially Owned:                 356,424*

    (b)    Percent of Class:            20.3%

    (c)    Number of shares as to which such person has:

        (i)   sole power to vote or to direct the vote
                            356,424

       (ii)   shared power to vote or to direct the vote
                                   0

      (iii)   sole power to dispose or to direct the disposition of
                            356,424

       (iv)   shared power to dispose or to direct the disposition of
                                  0

        *Includes 345,230 shares held by Mr. Wallace as trustee of a trust of which he is the grantor and beneficiary.

        As of December 31, 1996, Mr. Wallace was a member of the Administrative Committee of the Prab, Inc. Employees' Profit Sharing Plan (the "Plan"), which holds 123,371 shares of the common stock of Prab, Inc. on the date hereof. The Administrative Committee is appointed by the Board of Directors of Prab, Inc. to administer the Plan and has the sole power to direct the disposition of these 123,371 shares. None of the shares owned by the Plan are included in the figures set forth above. The filing of this statement shall not be construed as an admission that Mr. Wallace is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any shares held by the Plan.

                                    Item 5

Ownership of Five Percent or Less of a Class.
Not Applicable

                                    Item 6

Ownership of More than Five Percent on behalf of Another Person.
Not Applicable

                                    Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable

                                    Item 8

Identification and Classification of Members of the Group.
Not Applicable

                                    Item 9

Notice of Dissolution of Group.
Not Applicable

                                   Item 10

Certification. Not Applicable

Signature.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 1997
Date

/s/ John J. Wallace
-------------------
Signature


John J. Wallace
---------------
Name/Title